SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2009
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                                           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):.......................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:
Yes  ☐          No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.…………...............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2009	By:	/s/ Staffan Hultgren

	Name:	Staffan Hultgren
	Title:	Director of Business Administration and Principal Financial Officer

Stena AB and Consolidated Subsidiaries

Forward-looking statements

       This Form 6-K includes statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this current report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:
-	changes in general economic and business conditions and markets;
-	changes in laws and regulations;
-	changes in currency exchange rates and interest rates;
-	risks incident to vessel operations, including discharge of pollutants;
-	introduction of competing products and services by other companies;
-	changes in trading or travel patterns;
-	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;
-	changes in business strategy; and
-	other risk factors listed in the reports furnished to or filed with the Securities and Exchange Commission from time to time.

       The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents	Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Income Statements for
the three month periods ended March 31, 2008, and March 31, 2009	3

Consolidated Statements of Comprehensive Income	4

Condensed Consolidated Balance Sheets as of
December 31, 2008, and March 31, 2009	5

Consolidated statements of changes in shareholders’ equity	6

Condensed Consolidated Statements of Cash Flow for
the three month periods ended March 31, 2008, and March 31, 2009	7

Notes to Condensed Consolidated Financial Statements	8-9

OPERATING AND FINANCIAL REVIEW	10-15

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP	16 – 20

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Three month periods ended
	March 31, 2008	March 31, 2009
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	2,037	1,819	218
Drilling	1,133	2,195	264
Shipping	928	913	110
Property	517	541	65
New Businesses	476	1,097	132
Other	2	3	0
Total revenues	5,093	6,568	789

Net valuation on investment properties	(99)	(116)	(14)
Net gain on sales of assets	33	9	1
Total other income	(66)	(107)	(13)

Direct operating expenses:
Ferry operations	(1,607)	(1,553)	(187)
Drilling	(480)	(913)	(110)
Shipping	(770)	(804)	(97)
Property	(195)	(220)	(26)
New Businesses	(409)	(832)	(100)
Other	(5)	(12)	(1)
Total direct operating expenses	(3,466)	(4,334)	(521)

Selling and administrative expenses	(591)	(815)	(98)
Depreciation and amortization	(493)	(806)	(96)

Total operating expenses	(4,550)	(5,955)	(715)

Income from operations	477	506	61
Financial income and expense:
Share of affiliated companies results	23	22	3
Dividends received	21	11	1
Gain (loss) on securities, net	77	(439)	(53)
Interest income	244	224	27
Interest expense	(579)	(546)	(66)
Foreign exchange gains (losses), net	(14)	7	1
Other financial income (expense), net	(25)	(125)	(15)

Total financial income and expense	(253)	(846)	(102)

Income before taxes	224	(340)	(41)
Income taxes	256	94	11

Net income	480	(246)	(30)
Earnings attributable to:
Equity holders of the Parent Company	479	(233)	(28)
Minority interests	1	(13)	(2)
Net Income	480	(246)	(30)

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

 Consolidated Statements of Comprehensive Income

	Three months periods ended March 31,
	2008	2009
	SEK	SEK
	(in millions)
Result for the period	480	(246)

Other comprehensive income
Fair value gains on available-for-sale financial assets, net of tax	(455)	72
Cash flow hedges, net of tax	118	708
Currency translation differences	(535)	444
Equity hedge, net of tax	221	-60
Total comprehensive income for the period	(171)	918

Total comprehensive income attributable to:
- owners of the company	(161)	919
- minority interest	(10)	(1)
	(171)	918

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2008	March 31, 2009
	SEK	SEK	$
ASSETS	(in millions)
Noncurrent assets:
Intangible assets	3,038	3,052	367
Tangible fixed assets:
Vessels	24,391	24,822	2,982
Construction in progress	7,555	8,153	980
Equipment	1,373	1,502	180
Ports	946	967	116
Buildings and land	898	703	84
Total tangible fixed assets	35,163	36,147	4,342
Property	23,320	23,394	2,811
Financial fixed assets:
Investment in affiliated companies	932	936	112
Investment in SPEs	9,973	10,304	1,238
Marketable securities	2,650	2,702	325
Other assets	5,771	6,232	749
Total financial fixed assets	19,326	20,174	2,424
Total noncurrent assets	80,847	82,767	9,944
Current assets:
Inventories	675	710	85
Trade debtors	3,649	3,668	441
Other receivables	3,532	2,792	335
Prepaid expenses and accrued income	1,694	2,454	295
Short-term investments	5,093	4,743	570
Cash and cash equivalents	1,431	1,141	137
Fixed assets held for sale	448	482	58
Total current assets	16,522	15,990	1,921

Total assets	97,369	98,757	11,865

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	1,172	2,351	280
Retained earnings	24,165	25,896	3,114
Net Income	1,745	(246)	(30)
Minority interests	367	366	44
Total shareholders’ equity	27,454	28,372	3,409
Noncurrent liabilities:
Long-term debt	34,671	34,493	4,144
Debt in SPEs	9,492	9,966	1,197
Senior notes	6,622	6,746	811
Capitalized lease obligations	1,991	1,597	192
Other noncurrent liabilities	1,972	1,592	191
Other interest bearing debt	682	682	82
Pension liabilities	1,267	1,135	136
Other provisions	2,029	2,345	282
Deferred income taxes	3,571	3,714	446
Total noncurrent liabilities	62,297	62,270	7,481
Current liabilities:
Short-term debt	1,389	1,459	175
Capitalized lease obligations	135	165	20
Trade accounts payable	1,220	1,613	194
Income tax payable	79	108	13
Other	1,951	2,147	258
Accrued costs and prepaid income	2,844	2,623	315
Total current liabilities	7,618	8,115	975

Total shareholders’ equity and liabilities	97 369	98,757	11,865

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated statements of changes in Shareholders’ Equity

	Attributable to equity holders of the company
(SEK in millions)	Share Capital	Reserves	Retained earnings incl. Net Income	Total	Minority interest	Total Equity

Closing balance as per December 31, 2007	5	1,636	24,574	26,215	171	26,386

Exchange differences arising on the translation of foreign operations, net of tax		(535)		(535)	(10)	(545)
Change in Hedging reserve, net of tax
- bunker hedge		118		118		118
Change in fair value reserve, net of tax		(455)		(455)		(455)
Change in net investment hedge, net of tax		221		221		221
Net income recognized directly in equity		(651)		(651)	(10)	(661)
Net income			479	479	1	480
Total recognized income and expense		(651)	479	(172)	(9)	(181)
Closing balance as per March 31, 2008	5	985	25,053	26,043	162	26,205

Closing balance as per December 31, 2008	5	1,186	25,896	27,087	367	27,454

Exchange differences arising on the translation of foreign operations, net of tax		444		444	(14)	430
Change in Hedging reserve, net of tax
- bunker hedge		613		613		613
- interest swap hedge		95		95		95
Change in fair value reserve, net of tax		72		72		72
Change in net investment hedge, net of tax		(60)		(60)		(60)
Net income recognized directly in equity		1,164		1,164	(14)	1,150
Net income			(246)	(246)	13	(233)
Total recognized income and expense		1,164	(246)	918	(1)	917
Closing balance as per March 31, 2009	5	2,350	25,650	28,005	366	28,371

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

	Three month periods ended
	March 31, 2008	March 31, 2009
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	480	(246)	(30)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	493	806	96
Net valuation of investment properties	99	116	14
Gain on sale of property, vessels and equipment	(33)	(9)	(1)
(Gain) loss on securities, net	(77)	439	53
Unrealized foreign exchange (gains) losses	112	283	34
Deferred income taxes	(275)	(145)	(17)
Provision for pensions	(134)	(130)	(16)
Net cash flows from trading securities	1,592	(48)	(6)
Share of affiliated companies results	(23)	(22)	(3)
Other non cash items	(6)	234	28
Receivables	(1,237)	746	90
Prepaid expenses and accrued income	(235)	(733)	(88)
Inventories	(57)	(42)	(5)
Trade accounts payable	(194)	379	46
Accrued costs and prepaid income	452	(304)	(36)
Income tax payable	(30)	25	3
Other current liabilities	104	(476)	(57)
Net cash provided by operating activities	1,031	873	105

Net cash flows from investing activities:
Purchase of intangible assets	(15)	(15)	(2)
Cash proceeds from sale of property, vessels and equipment	203	119	14
Capital expenditure on property, vessels and equipment	(1,724)	(787)	(94)
Purchase of subsidiaries, net of cash acquired	(55)	--	--
Investment in affiliated companies	(13)	--	--
Proceeds from sale of securities	1,672	658	79
Purchase of securities	(1,128)	(421)	(50)
Other investing activities	(231)	1	0
Net cash used in investing activities	(1,291)	(445)	(53)

Net cash flows from financing activities:
Proceeds from issuance of debt	1,850	378	45
Principal payments on debt	(557)	(259)	(31)
Net change in borrowings on line-of-credit agreements	(463)	(1,213)	(146)
Principal payments on capital lease obligations	(535)	(21)	(3)
Net change in restricted cash accounts	27	480	58
Other financing activities	(4)	(100)	(12)
Net cash provided by financing activities	318	(735)	(89)

Effect of exchange rate changes on cash and cash equivalents	26	17	2

Net change in cash and cash equivalents	84	(290)	(35)

Cash and cash equivalents at beginning of period	708	1,431	172

Cash and cash equivalents at end of period	792	1,141	137

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1  Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company") and have been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2008, which have been prepared in accordance with IFRS, International Financial Reporting Standards.

The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended March 31, 2009, are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars (“$”) using the noon buying rate on March 31, 2009, of $1 = SEK 8.3232.

Note 2 Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2008, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following revised standard is mandatory for the first time for the financial year beginning January 1, 2009.

IAS 1 (revised), “Presentation of financial statements”. The revised standard prohibits the presentation of items of income and expenses (that is “non-owner changes in equity”) in the statement of changes in equity, requiring “non-owner changes in equity” to be presented separately from owner changes in equity. All “non-owner changes in equity” are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

The Company has elected to present two statements: an income statement and a statement of comprehensive income. The interim financial statements have been prepared under the revised disclosure requirements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 3 Segment information

(SEK in millions)	Three month periods
	ended March 31,
	2008	2009
Income from operations:
Ferry operations	(77)	(257)
Drilling	392	755
Shipping: Roll-on/Roll-off vessels	25	29
Crude oil tankers	5	(84)
Other shipping	-	7
Net gain on sale of vessels	33	-
Total shipping	63	(48)
Property:	273	276
Net gain on sale of properties	-	9
Net valuations on investment
properties	(99)	(116)
Total property	174	169
New Businesses	6	(27)
Other	(81)	(86)

Total	477	506

(SEK in millions)	Three month periods
	ended March 31,
	2008	2009
Depreciation and amortization:
Ferry operations	249	275
Drilling	192	409
Shipping: Roll-on/Roll-off vessels	26	36
Crude oil tankers	8	29
Other shipping	3	3
Total shipping	37	68
Property	2	1
New Businesses	11	52
Other	2	1

Total	493	806

(SEK in millions)	Three month periods ended March 31,
	2008	2009
Capital expenditures:
Ferry operations	342	216
Drilling	270	340
Shipping: Roll-on/Roll-off vessels	1	2
Crude oil tankers	959	0
Other shipping	0	0
Total shipping	960	2
Property	122	156
New Businesses	28	68
Other	2	5

Total	1,724	787

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also may have an impact on the results of each period.

Highlights of the first three months of 2009

During 2008, we invested in the Weavering Capital Macro Fixed Income fund. On March 11, 2009, the British hedge fund company Weavering Capital UK decided to close its Macro Fixed Income fund due to liquidity problems. The auditing firm PricewaterhouseCoopers has been appointed as liquidators of the fund. We do not expect to be able to recoup the major part of this investment. Accordingly, our whole investment has been written down. The write-down amounted to USD 10 million.

SUBSEQUENT EVENTS

In May 2009, we sold our shares in Meda for SEK 598 million. Stena Sessan’s option to acquire the shares was subsequently exercised with a cash settlement of SEK 165 million.

Stena AB and Consolidated Subsidiaries

Currency effects

The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (“SEK”), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Approximately 32% of the Company's total revenues are generated in US dollars and approximately 23% are generated in SEK. Also, approximately 31% of the Company's total expenses are incurred in US dollars and approximately 30% are incurred in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:	Jan-Mar	Jan-Mar	Change
	2008	2009

US $	6.2869	8.4041	34%
British pound	12.4301	12.0446	(3%)
Euro	9.4014	10.9443	16%

Closing rates:	As of	As of	Change
	Dec 31, 2008	Mar 31, 2009

US $	7.8212	8.2540	6%
British pound	11.4303	11.8015	3%
Euro	10.9500	10.9452	-

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED MARCH 31, 2009, COMPARED TO THREE MONTHS ENDED
MARCH 31, 2008

Revenues

Total revenues increased SEK 1,475 million, or 29%, in the three months ended March 31, 2009, to SEK 6,568 million from SEK 5,093 million in the three months ended March 31, 2008, as a result of increased revenues in the drilling, Roll-on/Roll-off vessels, property and new businesses “Adactum” operations, together with the strengthening of the US dollar and the Euro against the SEK, partly offset by reduced revenues from the ferry and bulk operations.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations decreased SEK 218 million, or 11%, in the three months ended March 31, 2009, to SEK 1,819 million from SEK 2,037 million in the three months ended March 31, 2008, mainly due to lower revenues from the freight business due to lower volumes of freight units, offset by the strengthening of the Euro against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 1,062 million, or 94%, in the three months ended March 31, 2009, to SEK 2,195 million from SEK 1,133 million in the three months ended March 31, 2008, mainly due to the new contract for Stena Clyde and operations of the second DrillMAX vessel, Stena Carron, delivered August 2008, together with the strengthening of the US dollar against the SEK. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 15 million, or 2%, in the three months ended March 31, 2009, to SEK 913 million from SEK 928 million in the three months ended March 31, 2008.

Revenues from crude oil tankers decreased SEK 43 million, or 6%, in the three months ended March 31, 2009, to SEK 733 million from SEK 776 million in the three months ended March 31, 2008, mainly due to lower charter rates in the spot market, partly offset by the strengthening of the US dollar with respect to the SEK. In the three months ended March 31, 2009, the Company operated an average of 36 tankers (chartered in or owned), compared to an average of 39 tankers in the three months ended March 31, 2008.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 11 million, or 10%, in the three months ended March 31, 2009, to SEK 121 million from SEK 110 million in the three months ended March 31, 2008, mainly due to the strengthening of the Euro against the SEK, partly offset by the sale of the RoRo vessel  Stena Shipper in the first quarter of 2008.

Revenues from Other Shipping increased SEK 17 million, or 40%, in the three months ended March 31, 2009, to SEK 59 million from SEK 42 million in the three months ended March 31, 2008, due to a larger workforce, rental income from premises leased out and other business in Northern Marine Management, together with the strengthening of the US Dollar against the GBP.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 24 million, or 5%, in the three months ended March 31, 2009, to SEK 541 million from SEK 517 million in the three months ended March 31, 2008, mainly due to increased rents and to a lesser extent the strengthening of the Euro against the SEK.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 621 million, or 130%, in the three months ended March 31, 2009, to SEK 1,097 million from SEK 476 million in the three months ended March 31, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with increased business activities in both “Envac” and  “Stena Renewable”, partly offset by lower revenues generated from “Blomsterlandet” due to seasonal fluctuations. Of the total revenues in the three months ended March 31, 2009, SEK 566 million were related to “Ballingslöv”, SEK 201 million related to “Blomsterlandet”, SEK 311 million related to “Envac” and SEK 19 million related to “Stena Renewable” as compared to SEK 220 million related to “Blomsterlandet”, SEK 249 million related to “Envac” and SEK 7 million related to “Stena Renewable” in the three months ended March 31, 2008.

Other income
Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net losses of SEK (116) million for the three months ended March 31,

Stena AB and Consolidated Subsidiaries

2009, as compared to losses of SEK (99) million for the three months ended March 31, 2008, mainly due to a general decrease in investment property market values, increased maintenance, sale and purchase of new properties.

Net Gain on Sale of Vessels, Shipping. In the three months ended March 31, 2009, no vessel sales were made. In the three months ended March 31, 2008, gains of SEK 33 million were recorded on the sale of the RoRo vessel Stena Shipper and one new built product tanker.

Net Gain on Sale of Properties. In the three months ended March 31, 2009, gains of SEK 9 million were recorded on the sale of properties. In the three months ended March 31, 2008, no sale of properties were recorded.

Direct operating expenses

Total direct operating expenses increased SEK 868 million, or 25%, in the three months ended March 31, 2009, to SEK 4,334 million from SEK 3,466 million in the three months ended March 31, 2008, mainly as a result of increased operating expenses in all operations except for the ferry operations.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 54 million, or 3%, in the three months ended March 31, 2009, to SEK 1,553 million from SEK 1,607 million in the three months ended March 31, 2008, mainly due to decreased costs for products due to lower sales, together with decreased expenses for bunker fuel, partly offset by the strengthening of the Euro against the SEK. Direct operating expenses for ferry operations for the three months ended March 31, 2009, was 85% of revenues, as compared to 79% for the three months ended March 31, 2008.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 433 million, or 90%, in the three months ended March 31, 2009, to SEK 913 million from SEK 480 million in the three months ended March 31, 2008. The increase is mainly due to costs related to the operation of the second DrillMAX vessel Stena Carron, together with increased personnel expenses and costs for maintenance and repair for the rigs and the strengthening of the US dollar against the SEK. Direct operating expenses from drilling operations for the three months ended March 31, 2009, were 42% of drilling revenues, the same as for the three months ended March 31, 2008.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 34 million, or 4%, in the three months ended March 31, 2009, to SEK 804 million from SEK 770 million in the three months ended March 31, 2008, mainly due to the strengthening of the US dollar.

Direct operating expenses associated with crude oil tankers increased SEK 21 million, or 3%, in the three months ended March 31, 2009, to SEK 743 million from SEK 722 million in the three months ended March 31, 2008, mainly due to the strengthening of the US dollar with respect to the SEK. Direct operating expenses for crude oil operations for the three months ended March 31, 2009, were 101% of revenues, as compared to 93% for the three months ended March 31, 2008. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 2 million, or 4%, in the three months ended March 31, 2009, to SEK 48 million from SEK 50 million in the three months ended March 31, 2008, mainly due the sale the RoRo vessel Stena Shipper in the first quarter of 2008, partly offset by the strengthening of the Euro against the SEK. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended March 31, 2009, were 40% of revenues, as compared to 45% for the three months ended March 31, 2008.

Direct operating expenses with respect to Other Shipping increased SEK 14 million in the three months ended March 31, 2009, to SEK 12 million from SEK (2) million in the three months ended March 31, 2008, due to increased wage expense related to a larger number of employees and other business in Northern Marine Management, together with the strengthening of the US Dollar against the GBP.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 25 million, or 13%, in the three months ended March 31, 2009, to SEK 220 million from SEK 195 million in the three months ended March 31, 2008, mainly due to higher costs for maintenance, partly offset by lower energy costs due to warmer weather. Direct operating expenses from

Stena AB and Consolidated Subsidiaries

property operations in the three months ended March 31, 2009, were 41% of property revenues, as compared to 38% for the three months ended March 31, 2008.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses from Adactum operations increased SEK 423 million, or 103%, in the three months ended March 31, 2009, to SEK 832 million from SEK 409 million in three months ended March 31, 2008, mainly due to the consolidation of “Ballingslöv” as of July 10, 2008, together with increased business activity in “Envac”, partly offset by lower operating costs in “Blomsterlandet” due to seasonal variances. Of the total operating expenses in the three months ended March 31, 2009, SEK 397 million related to “Ballingslöv”, SEK 208 million related to “Blomsterlandet”, SEK 226 million related to “Envac” and SEK 1 million related to “Stena Renewable” as compared to SEK 218 million related to “Blomsterlandet”, SEK 190 million related to “Envac” and SEK 1 million related to “Stena Renewable” in the three months ended March 31, 2008. Direct operating expenses for Adactum operations for the three months ended March 31, 2009, were 76% of revenues, as compared to 86% for the three months ended March 31, 2008.

Selling and administrative expenses

Selling and administrative expenses increased SEK 224 million, or 38%, in the three months ended March 31, 2009, to SEK 815 million from SEK 591 million in the three months ended March 31, 2008, mainly due to the consolidation of “Ballingslöv” as of July 10, 2008, together with increased personnel and consultancy costs and higher costs for advertising. Excluding “Ballingslöv”, selling and administrative expenses increased 10% in the three months ended March 31, 2009. Total selling and administrative expenses in the three months ended March 31, 2009, were 12% of total revenues, the same as for the three months ended March 31, 2008.

Depreciation and amortization

Depreciation and amortization charges increased SEK 313 million, or 63%, in the three months ended March 31, 2009, to SEK 806 million from SEK 493 million in the three months ended March 31, 2008, mainly as a result of depreciation charges for the second delivered DrillMAX vessel Stena Carron, together with other vessels delivered. The strengthening of the US dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs which are denominated in US dollars, contributed to increase the depreciation and amortization charges.

Financial income and expense, net

Financial income and expense, net decreased by SEK 593 million in the three months ended March 31, 2009, to SEK (846) million from SEK (253) million in the three months ended March 31, 2008.

Share of affiliated companies’ results in the three months ended March 31, 2009, refer to the Company’s portion of the results of Midelfart Sonesson AB (publ), Ballingslöv AB (publ), Gunnebo AB (publ) and MPP Mediatec Group AB. As of March 31, 2009, the Company’s ownership in the capital of Midelfart Sonesson was 22.4%, the ownership in the capital of Gunnebo was 25.4% and the ownership in the capital of Mediatec was 42.8%.  Share of affiliated companies’ results in the three months ended March 31, 2008, refers to the Company’s portion of the results of Midelfart Sonesson AB (publ), Ballingslöv AB (publ), Gunnebo AB (publ) and MPP Mediatec Group AB. As of March 31, 2008, the Company’s ownership in the capital of Midelfart Sonesson was 22.4%, the ownership in the capital of Ballingslöv was 28.6%, the ownership in the capital of Gunnebo was 25.4% and the ownership in Mediatec was 45%.

Net gain (loss) on securities in the three months ended March 31, 2009, was SEK (439) million, of which SEK (330) million related to net realized losses on marketable securities and equity securities and investments in Special Purpose Entities (“SPEs”) of which the major part has already been recorded in shareholders equity in previous periods, SEK (133) million related to net unrealized losses on marketable securities and SEK 24 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the three months ended March 31, 2008, was SEK 77 million, of which SEK 33 million related to net realized gains, SEK (873) million related to net unrealized losses and SEK 917 million related to the termination of the financial leases for Stena DrillMAX and the RoPax vessels Stena Trader and Stena Traveller.

Interest income in the three months ended March 31, 2009, decreased by SEK 20 million to SEK 224 million from SEK 244 million in the three months ended March 31, 2008. Interest income related to the investments in SPEs decreased SEK 29 million to SEK 161 million from SEK 190 million.

Interest expense for the three months ended March 31, 2009, decreased SEK 33 million to SEK (546) million from SEK (579) million for the three months ended March 31, 2008. Interest expenses from valuation of interest rate swaps was SEK (14) million for the three months ended March 31, 2009, compared to SEK (114) million for

Stena AB and Consolidated Subsidiaries

the three months ended March 31, 2008. Interest expense for the investments in SPEs decreased SEK 25 million to SEK (85) million from SEK (110) million.

During the three months ended March 31, 2009, the Company had foreign exchange gains, net of SEK 7 million. In the three months ended March 31, 2008, the Company had foreign exchange losses, net of SEK (14) million.

Other financial income (expense) of SEK (125) million for the three months ended March 31, 2009, includes SEK (45) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in SPEs and SEK (68) million related to bunker hedges. Other financial income (expense) of SEK (25) million for the three months ended March 31, 2008, includes SEK (8) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in SPEs.

Income taxes

Income taxes for the three months ended March 31, 2009, were SEK 94 million, consisting of current taxes of SEK (51) million and deferred taxes of SEK 145 million. Income taxes for the three months ended March 31, 2008, were SEK 256 million, consisting of current taxes of SEK (19) million and deferred taxes of SEK 275 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Liquidity and Capital Resources

The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels and other assets and funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of March 31, 2009, the Company had total cash and marketable securities of SEK 8,586 million as compared with SEK 9,174 million as of December 31, 2008.

For the three months ended March 31, 2009, cash flows provided by operating activities amounted to SEK 873 million as compared to SEK 1,031 million in the first three months ended March 31, 2008. For the three months ended March 31, 2009, cash flows used in investing activities amounted to SEK (445) million, including SEK (787) million related to capital expenditures. For the three months ended March 31, 2008, cash flows used in investing activities amounted to SEK (1,291) million, including SEK (1,724) million related to capital expenditures. Cash flows used in  financing activities for the three months ended March 31, 2009, amounted to SEK (735) million. For the three months ended March 31, 2008, cash flows provided from financing activities amounted to SEK 318 million.

Total construction in progress as of March 31, 2009, was SEK 8,153 million as compared to SEK 7,555 million as of December 31, 2008. The remaining capital expenditure commitment for newbuildings on order as of March 31, 2009, was SEK 13,384 million, of which SEK 4,338 million is due during 2009, SEK 5,169 million is due during 2010 and SEK 3,877 million is due 2011. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

Total interest bearing debt as of March 31, 2009, was SEK 45,141 million, excluding the debt in the SPEs, as compared with SEK 45,490 million as of December 31, 2008. Interest bearing debt in the SPEs as of March 31, 2009, was SEK 9,966 million as compared with SEK 9,492 million as of December 31, 2008. As of March 31, 2009, $588 million was utilized under the $1 billion revolving credit facility, of which $18 million was used for issuing of bank guarantees. As of December 31, 2008, a total of $676 million was outstanding under this facility, of which $18 million was used for issuing of bank guarantees. The utilization of the $350 million revolving credit facility, that has been entered into by Stena Royal S.a.r.l. (“Stena Royal”), a subsidiary in the unrestricted group, was as of March 31, 2009, $ 0 million as compared with $90 million as of December 31, 2008.

The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

We issued $200 million Senior Notes due 2012 in November 2002, $175 million Senior Notes due 2013 in December 2003 and $250 million Senior Notes due 2016 in November 2004. As of March 31, 2009, Restricted Group Data represents our selected consolidated financial information, excluding the real estate operations (other than one small property) and four subsidiaries, Mondalidi Ltd, Stena Investment Luxembourg S.á.r.l. (‘‘Stena Investment’’), Stena Royal, and Stena Adactum AB (‘‘Adactum’’), whose activities consist primarily of investing in securities and in companies outside our traditional lines of business. Our real estate operations are conducted through various subsidiaries. For purposes of the indentures under which the Senior Notes were issued, the subsidiaries through which the property operations are conducted (other than one small property), together with Mondaldi Ltd, Stena Investment, Stena Royal and Adactum, are designated unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

In February 2007, we purchased approximately $177 million of our Senior Notes due 2012 pursuant to a tender offer and consent solicitation. Also in February 2007, we completed an offering of €300 million of Senior Notes due 2017 and €102 million of Senior Notes due 2019. For purposes of the indentures pursuant to which these notes where issued, the subsidiaries mentioned above are also designated as unrestricted subsidiaries and, as a result, are not bound by the provisions of these indentures.

During 2008, we repurchased $17.7 million of our Senior Notes due 2013 and $43.3 million of our Senior Notes due 2016. As of December 31, 2008, we had outstanding $153.1 million principal amount of Senior Notes due 2013 and $128.7 million principal amount of Senior Notes due 2016. As of March 31, 2009, there were $153.1 million of our Senior Notes due 2013 outstanding and $128.7 million of our Senior Notes due 2016 outstanding.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 8.3232, the noon buying rate on March 31, 2009.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted group

	Three month periods ended
	March 31, 2008	March 31, 2009
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	2,037	1,819	218
Drilling	1,133	2,195	264
Shipping	928	913	110
Property	-	-	-
Other	2	3	0
Total revenues	4,100	4,930	592

Net gain on sales of assets	33	-	-
Total other income	33	-	-

Direct operating expenses:
Ferry operations	(1,607)	(1,553)	(187)
Drilling	(480)	(913)	(110)
Shipping	(770)	(804)	(97)
Property	(4)	(12)	(1)
Other	0	0	0
Total direct operating expenses	(2,861)	(3,282)	(395)

Selling and administrative expenses	(489)	(524)	(63)
Depreciation and amortization	(480)	(755)	(90)

Total operating expenses	(3,830)	(4,561)	(548)

Income from operations	303	369	44
Financial income and expense:
Dividends received	5	6	1
Gain (loss) on securities, net	674	(32)	(4)
Interest income	128	74	9
Interest expense	(269)	(265)	(32)
Foreign exchange gains (losses), net	(10)	(11)	(1)
Other financial income (expense), net	(2)	(81)	(10)

Total financial income and expense	526	(309)	(37)

Income before taxes	829	60	7
Income taxes	134	68	8

Net income	963	128	15

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2008	March 31, 2009
	(unaudited)
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	398	446	54
Tangible fixed assets:
Vessels	24,391	24,822	2,982
Construction in progress	6,848	7,326	880
Equipment	888	1,031	124
Ports	946	967	116
Property	468	479	58
Total tangible fixed assets	33,541	34,625	4,160
Financial fixed assets:
Marketable securities	885	966	116
Intercompany accounts, noncurrent	4,883	5,322	639
Other assets	8,771	8,057	968
Total noncurrent assets	48,478	49,416	5,937
Current assets:
Inventories	195	231	28
Trade debtors	2,819	2,790	335
Other receivables	3,156	2,430	292
Intercompany accounts, current	1,817	1,636	197
Prepaid expenses and accrued income	1,247	1,990	239
Short-term investments	3,618	3,045	366
Cash and cash equivalents	917	552	66
Fixed assets held for sale	448	482	58
Total current assets	14,251	13,156	1,581

Total assets	62,729	62,572	7,518
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	23,668	23,366	2,808
Total shareholders’ equity	23,672	23,371	2,809

Noncurrent liabilities:
Long-term debt	18,572	18,744	2,252
Senior notes	6,681	6,746	811
Capitalized lease obligations	1,972	1,578	189
Other noncurrent liabilities	1,909	1,521	183
Other interest bearing debt	682	682	82
Deferred income taxes	778	967	116
Other provisions	3,140	3,324	400
Total noncurrent liabilities	33,734	33,562	4,033
Current liabilities:
Short-term debt	845	1,026	123
Capitalized lease obligations	127	156	19
Trade accounts payable	643	852	102
Income tax payable	81	119	14
Other liabilities	1,505	1,523	183
Intercompany balances, current		50	6
Accrued costs and prepaid income	2,121	1,913	229
Total current liabilities	5,322	5,639	676

Total shareholders’ equity and liabilities	62,729	62,572	7,518

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group

	Three month periods ended
	March 31, 2008	March 31, 2009
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	963	128	15
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	480	755	90
Gain on sale of property, vessels and equipment	(33)	--	--
Gain on securities, net	(674)	32	4
Unrealized foreign exchange (gains) losses	106	163	20
Deferred income taxes	(142)	(120)	(14)
Other non cash items	(9)	218	26
Provision for pensions	(134)	(130)	(16)
Net cash flows from trading securities	1,592	(88)	(10)
Changes in working capital	(1,316)	(637)	(76)
Net cash provided by operating activities	833	321	39

Net cash flows from investing activities:
Purchase of intangible assets	(15)	(9)	(1)
Cash proceeds from sale of property, vessels and equipment	198	7	1
Capital expenditure on property, vessels and equipment	(1,573)	(563)	(68)
Purchase of subsidiaries, net of cash acquired	(55)	--	--
Proceeds from sale of securities	78	5	1
Purchase of securities	(77)	--	--
Other investing activities	(182)	11	1
Net cash used in investing activities	(1,626)	(549)	(66)

Net cash flows from financing activities:
Proceeds from issuance of debt	1,742	110	13
Principal payments on debt	(500)	(131)	(16)
Net change in borrowings on line-of-credit agreements	(699)	(441)	(53)
Principal payments on capital lease obligations	(535)	(21)	(3)
Net change in restricted cash accounts	485	670	81
Intercompany accounts	421	(233)	(28)
Other financing activities	(5)	(102)	(12)
Net cash provided by financing activities	909	(148)	(18)

Effect of exchange rate changes on cash and cash equivalents	18	11	1

Net change in cash and cash equivalents	134	(365)	(44)

Cash and cash equivalents at beginning of period	505	917	110

Cash and cash equivalents at end of period	639	552	66

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

	Three month periods ended
	March 31, 2008	March 31, 2009
	SEK	SEK	$
	(in millions)
OTHER DATA:

Adjusted EBITDA	911	1,198	143

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and a reconciliation to net cash provided by operating activities is presented below:

	Three month periods ended
	March 31, 2008	March 31, 2009
	SEK	SEK	$
	(in millions)
Income from operations	303	369	44
Adjustments:
Interest income	128	74	9
Depreciation and amortization	480	755	90
Excess gain on vessel disposition	-	-	-
Adjusted EBITDA	911	1.198	143
Adjustments:
Gain on sale of vessels	(33)	-	-
Net cash flows from trading securities	1,592	(88)	(10)
Interest expense	(269)	(265)	(32)
Unrealized foreign exchange (gains) losses	106	163	20
Provisions for pensions	(134)	(130)	(16)
Other non cash items	(9)	218	26
Changes in working capital	(1,316)	(637)	(76)
Other items	(15)	(138)	(16)
Net cash provided by operating activities	833	321	39